

September 8, 2020

Andrew Rackear
Chief Executive Officer
ENZON PHARMACEUTICALS, INC.
20 Commerce Drive (Suite 135)
Cranford, New Jersey 07016

      Re: ENZON PHARMACEUTICALS, INC.
          Registration Statement on Form S-1
          Filed September 1, 2020
          File No. 333-248528

Dear Mr. Rackear:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Todd E. Mason